Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership
Nukkleus Limited	Bermuda	100% by Nukkleus, Inc.
Nukkleus Malta Holding Ltd.	Malta	100% by Nukkleus, Inc.
Markets Direct Technology Group Ltd., formerly known as Nukkleus Exchange Malta Ltd.	Malta	100% owned by Nukkleus Malta Holding Ltd., a wholly-owned subsidiary of Nukkleus, Inc.
Nukkleus Payments Malta Ltd.	Malta	100% owned by Nukkleus Malta Holding Ltd., a wholly-owned subsidiary of Nukkleus, Inc.
Nukk Picolo Ltd.	Israel	100% by Nukkleus, Inc.
Nukkleus Defense Technologies Inc.	United States	100% by Nukkleus, Inc.
SC II Capital Sponsor LLC	United States	100% by Nukkleus Defense Technologies Inc., a wholly-owned subsidiary of Nukkleus, Inc.